HellerEhrman

5 September 2005

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
Chairman, Hong Kong Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

Ladies and Gentlemen:

SEC FILE NO. 82-34811

Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding additional information to second quarter financial statement announcement for the period ended June 30, 2005, dated August 11, 2005, published (in English language) on the SGX public website;

(2) The Company's announcement regarding the Company's corporate fact sheet, dated August 5, 2005, published (in English language) on the SGX public website;

(3) The Company's announcement regarding 2QFY2005 results briefing, dated August 5, 2005, published (in English language) on the SGX public website;

(4) The Company's announcement regarding aggregate value of interested person transactions entered into during the 3 months ended June 30, 2005, dated August 4, 2005, published (in English language) on the SGX public website;

(5) The Company's announcement regarding 2QFY2005 net profit up 26.6% to RMB11.9 million: interim net profit up 23.4% to RMB22.3 million, dated August 4, 2005, published (in English language) on the SGX public website;

(6) The Company's announcement regarding 2QFY2005 net profit up 26.6% to RMB11.9 million: interim net profit up 23.4% to RMB22.3 million, dated August 4, 2005, published (in English language) on the SGX public website;

(7) The Company's announcement regarding unaudited financial statement for quarter ended June 30, 2005, dated August 4, 2005, published (in English language) on the SGX public website;

(8) The Company's announcement regarding the Company's reports 19.9% increase in net profit to RMB 10.4 million for 1QFY2005, dated May 13, 2005, published (in English language) on the SGX public website;

(9) The Company's announcement regarding appointment of a relative of a director, chief executive officer or substantial shareholder of the company to a managerial position in the company or any of its principal subsidiaries, dated February 23, 2005, published (in English language) on the SGX public website;

(10) The Company's announcement regarding the Corporate's fact sheet, dated February 22, 2005, published (in English language) on the SGX public website;

(11) The Company's announcement regarding full year 2004 results briefing, dated February 22, 2005, published (in English language) on the SGX public website;

(12) The Company's announcement regarding the Company's full year 2004 net profit up 30.1% to RMB 41.0 million, dated February 22, 2005, published (in English language) on the SGX public website;

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Chief Financial Officer / Company Secretary
Date & Time of Broadcast	11-Aug-2005 17:16:08
Announcement No.	00065

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Additional Information to Second Quarter Financial Statement Announcement for the Period Ended 30 June 2005
Description	Please see attached.
Attachments:	ChinaCast-AdditionalInfoTo2QFY2005Results.pdf Total size = **15K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

ADDITIONAL INFORMATION TO SECOND QUARTER FINANCIAL STATEMENT ANNOUNCEMENT FOR THE PERIOD ENDED 30 JUNE 2005

ChinaCast Communication Holdings Limited refers to its Second Quarter Financial Statement Announcement for the period ended 30 June 2005 released on 4 August 2005 and wishes to provide further information on the following:

(a) Prospect Statement

The Company wishes to add the following paragraph as Item 9 of its Second Quarter Financial Statement Announcement:-

"Combined Group and SOE Revenue for the second quarter grew by 3.94% against the corresponding period last year. Combined Net Profit grew by 26.64% during the same period. The growths in revenue and profitability were in line with the opinion expressed by the Directors of the Group in the Company's First Quarter Financial Statement Announcement for the period ended 31 March 2005 made on 13 May 2005."

(b) Group's Balance Sheet Item – "Amount due from SOE-non trade"

"Amount due from SOE – non trade" had increased from RMB177.9 million at the end of FY2004 to RMB192.2 million at the end of 2QFY2005. However, it had reduced from the balance at the end of 1QFY2005 of RMB209.5 million.

As there was a main current account maintained between the Group and the SOE, the movement in the balance was the net effect of all the transactions between the entities. These included Service Fees, cross charges of direct costs and operating expenses as well as capital assets acquired in line with the use of IPO proceeds.

Consistent with the Group's reporting practice, Service Fees paid by the SOE to the Group were included in this item as the transactions between the two entities were not viewed as those of a trading nature.

(c) Review of Performance

The first sentence, first paragraph of the Item 8 under the heading of "Financial Position, should read as follows:

"Cash and bank balances <u>increased</u> from RMB328.7 million as at 31 December 2004 to RMB356.8 million as at 30 June 2005 mainly as a result of the SOE paying the service fee to the Group."

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* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	05-Aug-2005 12:41:59
Announcement No.	00017

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CHINACAST'S CORPORATE FACT SHEET
Description	Please refer to the attached.
Attachments:	ChinaCast_CorporateFactsheet5Aug2005.pdf Total size = **63K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

15F Ruoy Chai International Building, No.8 Yong An Dong Li, Jiàn Guo Mèn Wai Avenue, Beijing 100022, P.R. China
Tel : 86-10-6566 7788 Fax : 86-10-8528 8366
Website: www.chinacastcomm.com

双威通讯 ChinaCast

PRC's Leading Satellite Distance Learning Services Group

Background

ChinaCast provides satellite-based broadband solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout China and is today PRC's leading satellite distance learning services group. ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses. ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance. ChinaCast was listed on the mainboard of the SGX on May 14, 2004.

Combined Group Financial Highlights

Stock Code: CCH SP (Bloomberg); CCCH.SI (Reuters)

Earnings Summary

YE Dec	FY 2002	FY 2003	FY 2004	1H FY2005
Revenue * (RMB mil)	90.7	123.2	141.0	70.8
PBT (RMB mil)	17	44.1	50.7	27.6
Net Profit (RMB mil)	11	31.5	41.0	22.3
EPS - Basic (RMB cents)	3.32	9.5	10.2	2.69**
Net Margin (%)	12.1	25.6	29.0	31.5

*Based on combined revenue of CCH and SOE
**EPS for 2QFY2005

As at June 30, 2005

Shareholders' equity (RMB)	550.1 m
NAV per share (RMB)	1.24

As at August 4, 2005

Shares Outstanding	441.8 m*
Market Cap (S$)	110.5 m*
PER	12.9

* *Source: Bloomberg August 4, 2005*

Review of 2QFY2005 Results (vs 2QFY2004)

- Sum of group and SOE revenue grew 3.9% to RMB 36.2 million
- Net Profit up 26.6% to RMB11.9 million
- SOE Revenue increased to RMB18.7 million from RMB14.4 million
- Student enrolment for University Distance Learning segment increased by approximately 21% to 86,000 from 71,000

Investment Merits

- Strong strategic investors
  - HNS, Intel, Sunevision, TVH
- First mover advantage
  - One of the first providers of solutions based on satellite broadband service
- Highly scalable business model
  - Low marginal costs
  - Recurring income model
- Experienced international management team with strong IT/Finance background
- Turnkey solutions provider
  - Offer training solutions, education content and broadband satellite network services
- Established nationwide infrastructure
  - National coverage through the satellite platform
  - Ready for business
- Huge growth potential in large PRC market
  - Strong demand for education
- Proven profitable track record since 2002
  - Profitable within 18 months of operation

Recent Developments

- Successfully launched 1st major large scale commercial customer – Taikang Life Insurance
  - Installed satellite broadband distance learning network over 150 sites throughout the PRC to train over 160,000 employees and insurance agents
- Completed major satellite network operations center expansion and upgrade of satellite broadband network hub
- Two more universities have contributed revenue in addition to the existing eight universities in the University Distance Learning Solutions segment
  - Student enrolment increased to 86,000
- Recognition as "China Top 15 Companies for Tomorrow, 2004"
  - Placed ChinaCast alongside the industry's top players
- Signed MOUs with University of Maryland's Smith School and CIBT
- Tied up with Hunan Post and set up JV
  - Strategic move to build Enterprise Networking Products and Services segment
- Commenced shipment to the Liaoning Rural Electricity project.

Growth Drivers for FY2005

- Vast potential of education market (US$90B in 2005) – education is fundamental in Chinese society
- Strong demand for enterprise networking solutions especially from the Fortune500 and MNCs investing in China
- JV with Tsinghua Tongfang Co. Ltd., established in June 2005, has added over 20,000 students in six universities to the Group's distance learning business.
- Booming Internet sector in China to drive more broadband and content delivery applications
- Actively exploring strategic alliances, mergers and acquisitions to accelerate growth

IR Contact:
Citigate Dewe Rogerson i.Mage
1 Raffles Place, #26-02 OUB Centre, Singapore 048616
Tel : +65 6534 5122
Dolores Phua / Angela Tan

Last updated on August 4, 2005

Citigate Dewe Rogerson i.MAGE

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	05-Aug-2005 12:40:15
Announcement No.	00016

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	2QFY2005 RESULTS BRIEFING
Description	Please refer to the attached.
Attachments:	ChinaCast_2QFY2005ResultsBriefing.pdf Total size = **164K** (2048K size limit recommended)

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ChinaCast

China's Leading Satellite Distance Learning Service Provider


双威通讯
ChinaCast

2QFY2005 Results Briefing

August 5, 2005

双威
ChinaCast

ChinaCast Company Background

- Provide satellite-based broadband service to education institutions, government agencies, multinational and large enterprises in the PRC.
- Listed on the Singapore stock exchange since May 2004.
- Strong multinational strategic shareholders.
- Experienced international management with over 160 staff members in Beijing, Shanghai, Hong Kong and Singapore.
- Operate in highly sensitive and regulated environment with high barrier of market entry.

双威 ChinaCast

Key Financial Highlights

双威 ChinaCast

Income Statement Highlights
2QFY2005 vs 2Q FY2004

	2QFY05 RMB M	2QFY04 RMB M	Change
Combined Group Revenue (CCH & SOE)	36.2	34.9	+3.9%
Net Profit	11.9	9.4	+26.6%
Net Profit Margin	32.7%	26.9%	+21.6%

双威 ChinaCast

Revenue by Segment

2QFY2005 vs 2QFY2004

	2QFY2005 (RMB m)	2QFY2004 (RMB m)	Change
University Distance Learning	15.2	13.7	+10.9%
K-12 (Group & SOE)	19.9	20.4	-2.5%
IT Training	0.6	0.4	+75%
Enterprise	0.5	0.3	+33.3%

双威 ChinaCast

Combined Accounts Highlights

2QFY2005 vs 2QFY2004

	2QFY2005 (RMB m)	2QFY2004 (RMB m)	Change
Revenue	36.2	34.9	+3.7%
Cost of sales	11.5	13.4	-14.2%
Other Income	0.4	0.004	%
Selling expenses	0.7	1.6	-56.3%
Administration expenses	9.2	7.3	+26.0%
Other expenses	0.5	-	-
Net profit after tax	11.9	9.4	+26.6%

双威 ChinaCast

Balance Sheet Highlights

	2QFY2005 (RMB m)	2QFY2004 (RMB m)
Cash on Hand	356.8	328.7
Receivable from SOE	192.2	177.9
Total Assets	593.0	564.9
Total Current Liabilities	42.7	37.8
Total Shareholders' Equity	550.1	526.6
NAV per share	1.24*	1.19*

* Computed based on the shareholder's equity of Group as at June 30, 2005 and December 31, 2004 (based on 441.8 mil shares)

双威 ChinaCast

Key Financial Summary

- **Good financial growth against 2QFY2004**
  - **Group revenue grew 3.7% to RMB 37.2 million**
  - **Net Profit jumped 26.6% to RMB 11.9 million**
  - **Net margins increased to 32.9%**

- **Strong balance sheet**
  - Cash balance of RMB 356.8 million

双威 ChinaCast

Revenue by Segment by Quarter

RMB '000	FY2004 2Q	3Q	4Q	FY2005 1Q	2Q
University Distance Learning	13,687	13,693	13,854	16,202	15,242
K-12 (Group & SOE)	20,444	19,375	21,568	18,181	19,941
IT/Management Training & Solutions	408	2,349	796	146	515
Enterprise	314	304	310	36	529
Group & SOE Revenue	34,853	35,721	36,528	34,565	36,227

双威 ChinaCast

Revenue by Segment by Quarter


40,000
30,000
20,000
10,000
0
2Q04
3Q04
4Q04
1Q05
2Q05
Enterprise
IT Training & Solutions
K-12
University Distance Learning

双威
ChinaCast

University Distance Learning Segment

双威 ChinaCast

Students enrolled under the ChinaCast platform

Total students in 2QFY2005 – 86,000



No. of students
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
1Q2002
2Q2002
3Q2002
4Q2002
1Q2003
2Q2003
3Q2003
4Q2003
1Q2004
2Q2004
3Q2004
4Q2004
1Q2005
2Q2005

双威 ChinaCast

Our University Customers

Beijing University of Aeronautics & Astronautics
Peking University School of Pharmaceutical Sciences
University of Science and Technology Beijing
China Medical University
South China Normal University
ShanXi Normal University
North Eastern Agricultural University
NorthWestern Polytechnical University
North Eastern Normal University *
China University of Mining & Technology *

* Started to generate revenue in 2QFY2005

双威 ChinaCast

University Distance Learning Segment
Growth Driver for FY2005

- **2 Additional Revenue Contributing Partner Universities**
  - **4,000 new students enrolled for Spring semester**
- **Tsinghua Tongfang JV set up in late June 2005**
  - 6 additional partner universities, over 20,000 students
  - Consolidation of new subsidiary's results from 3QFY2005

双威 ChinaCast

K-12 Segment Strategy

双威 ChinaCast

K-12 Segment
Strategy for FY2005

- Stable contribution in K-12 content distribution business through satellite
- Additional revenue stream based on existing resources
  - Content sales
  - Strategic partnerships such as IPTV

双威 ChinaCast

Enterprise Segment

双威 ChinaCast

Enterprise Segment
Growth Driver for FY2005

- Hunan post contract signed and JV set up in May
  - Final testing before rollout
- Taikang Insurance
  - Start to generate service revenue in 2QFY2005
- New market penetration
  - Entrance into energy sector – trial site set up in 2QFY2005

双威 ChinaCast

2005 Growth Drivers

双威 ChinaCast

2005 Growth Drivers - Summary

- **PRC education and training market potential – education/training is fundamental to continued growth**
  - Continue to grow and strengthen our market leadership in the university distance learning space
  - Maintain K-12 revenue and grow through content sales
- **Satellite connectivity for large local enterprises and MNCs**
  - Full commercial launch of enterprise IT/Telecom services in 2Q 2005
  - New services including videoconferencing, VOIP, disaster recovery services
- **Actively exploring strategic alliances, mergers and acquisitions to accelerate growth**

双威 ChinaCast

Shareholders Value

- Actively develop relationship with the investment community – Singapore and Regional
- Aggressively promote the ADR market
- Acquisition focus - but approach with prudence
- Focus on business fundamentals
- Dividend policy

双威 ChinaCast


Thank You
Q & A
双威
ChinaCast

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	04-Aug-2005 21:10:19
Announcement No.	00120

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 30 JUNE 2005
Description	
Attachments:	ChinaCast_AggregateValueOfIPT_2QFY2005.pdf Total size = **21K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED

AGGREGATE VALUE OF INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE 3 MONTHS ENDED 30 JUNE 2005

Pursuant to Rule 920 of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that the aggregate value of interested person transactions entered into by the Company and/or its subsidiaries during the 3 months ended 30 June 2005, are as follows:-

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
ChinaCast Co., Ltd ("CCL")		(a) Service fee paid by CCL to the Group under a technical service agreement between the parties: RMB3,906,693 (b) Satellite usage platform fee paid by the Group to CCL under a revenue and cost allocation agreement between the parties: RMB1,665,041 (c) Costs reimbursed to CCL by the Group under a revenue and cost allocation agreement between the parties: RMB254,599
ChinaCast Li Xiang Co., Ltd ("CCLX")		(a) Service fee paid by CCLX to the Group under a technical service agreement between the parties: RMB8,898,850 (b) Costs reimbursed to CCLX by the Group under a revenue and cost allocation agreement between the parties: RMB2,559,008 (c) Financial support rendered to CCLX by the Group under a technical service agreement between the parties as at 30 June 2005: RMB192,196,092

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000/- and transactions conducted under shareholders mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000/-)
Technology Venture Holdings Limited ("TVH")	Mr. Ron Chan had spent approximately 75% of his total working time on the Group's affairs. The Audit Committee is of the view that the remuneration payment to Messrs Ron Chan is in accordance with the respective agreements dated 31 January 2004 between the Company, TVH and Ron Chan.	

Submitted by Antonio Sena, Company Secretary on 04/08/2005 to the SGX

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Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	04-Aug-2005 21:08:41
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST'S 2QFY2005 NET PROFIT UP 26.6% TO RMB11.9 MILLION :- Interim Net Profit up 23.4% to RMB22.3 million
Description	
Attachments:	ChinaCast_NewsRelease4Aug2005.pdf Total size = **223K** (2048K size limit recommended)

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NEWS RELEASE

CHINACAST'S 2QFY2005 NET PROFIT UP 26.6% TO RMB11.9 MILLION
- Interim Net Profit up 23.4% to RMB22.3 million

2QFY2005 Results Highlights:

- Student enrolment for University Distance Learning segment increased by approximately 21% to 86,000 from 71,000 at the end of 2QFY2005.
- Enterprise Networking Products and Services segment progressing well

Singapore, August 4, 2005 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a 26.6% increase in its net profit for the three months ended June 30, 2005 ("2QFY2005) to RMB11.6 million as compared to RMB9.4 million recorded in the same period in FY2004.

On a half yearly basis, net profit for 1HFY2005 rose 23.4% to RMB22.3 million up from the RMB18.1 million recorded in the previous corresponding period.

Review of Performance

The Group's healthy set of results in 2QFY2005 was attributed to an increase in the sum of the revenue of the Group and its Satellite Operating Enterprises or "SOE" (ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd) to RMB36.2 million, as compared to RMB34.6 million achieved in the previous corresponding period.

Specifically, the SOE recorded an increase in revenue to RMB18.7 million in 2QFY2005 as compared to RMB14.4 million in the previous corresponding period.

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里8号华彬国际大厦15层 邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788 Fax: 86-10-8528 8366 http://www.chinacastcomm.com

This was mainly attributed to the increase in revenue from the University Distance Learning Solutions segment and the K-12 Distance Learning and Educational Content Solutions division.

Revenue from the University Distance Learning segment, which increased to RMB15.2 million from RMB13.7 million was largely driven by an increase in student enrolment by approximately 21%, from 71,000 at the end of 2QFY2004 to 86,000 at the end of 2QFY2005.

SOE Revenue from the K-12 Distance Learning and Education Content Solutions segment increased significantly to RMB2.4 million from RMB17,000. Overall, the Group has been able to maintain the revenue level of this business segment.

This improvement in performance has led to the increase in the Group's overall profit before income tax ("PBT") to RMB14.6 million in 2QFY2005 as compared to RMB12.4 million in the previous corresponding period. In 2QFY2005, the Group received RMB12.8 million in service fees from the SOE, up 73.9% from the RMB7.4 million received in 2QFY2004.

Other income increased significantly to RMB359,000 in 2QFY2005 from RMB2,000 in 2QFY2004, mainly due to the increase in interest income derived from the increase in bank balances after the listing.

Selling expenses also increased to RMB333,000 in 2QFY2005 from RMB68,000 in 2QFY2004 due to additional marketing activities in 2QFY2004.

Correspondingly, the Group's net profit in 2QFY2005 increased by 26.6% to RMB11.9 million as compared to RMB9.4 million in 2QFY2004.

Key Growth Drivers

For the University Distance Learning services, the two additional university partners that have started to generate revenue in Q1 has contributed fully to this quarter's revenue, bringing the total number of revenue contributing Universities to 10. In addition, the Joint Venture with Tsinghua Tongfang Co. Ltd. ("Tsinghua Tongfang"), has been signed in late June 2005. The new JV has over 20,000 students in six universities adding immediately to the Group's distance learning business.

Mr. Ron Chan, CEO of ChinaCast said: "Overall the University Distance Learning segment has made significant progress, especially with the recent joint venture with Tsinghua Tongfang.

The K-12 Distance Learning and Educational Content Solution segment is a very established segment and has been generating a stable and consistent income stream for the Group.

As for our Enterprise Networking Products and Services segment, the joint venture in relation to the Hunan postal system project has been set up and is progressing well."

The joint venture is building a post office communication network based on ChinaCast's 2-way satellite platform in Hunan and other adjacent provinces. The duration of the joint venture will be 15 years from the date of the incorporation of the JV Company.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616
CONTACT	:	Ms Dolores Phua / Ms Angela Tan at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9750-8237 / 9827-5226 (Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com angela.tan@citigatedrimage.com

100/05/006/CCHL

August 4, 2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	04-Aug-2005 21:08:41
Announcement No.	00119

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST'S 2QFY2005 NET PROFIT UP 26.6% TO RMB11.9 MILLION :- Interim Net Profit up 23.4% to RMB22.3 million
Description	
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NEWS RELEASE

CHINACAST'S 2QFY2005 NET PROFIT UP 26.6% TO RMB11.9 MILLION
- Interim Net Profit up 23.4% to RMB22.3 million

2QFY2005 Results Highlights:

- Student enrolment for University Distance Learning segment increased by approximately 21% to 86,000 from 71,000 at the end of 2QFY2005.
- Enterprise Networking Products and Services segment progressing well

Singapore, August 4, 2005 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a 26.6% increase in its net profit for the three months ended June 30, 2005 ("2QFY2005) to RMB11.6 million as compared to RMB9.4 million recorded in the same period in FY2004.

On a half yearly basis, net profit for 1HFY2005 rose 23.4% to RMB22.3 million up from the RMB18.1 million recorded in the previous corresponding period.

Review of Performance

The Group's healthy set of results in 2QFY2005 was attributed to an increase in the sum of the revenue of the Group and its Satellite Operating Enterprises or "SOE" (ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd) to RMB36.2 million, as compared to RMB34.6 million achieved in the previous corresponding period.

Specifically, the SOE recorded an increase in revenue to RMB18.7 million in 2QFY2005 as compared to RMB14.4 million in the previous corresponding period.

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里8号华彬国际大厦15层 邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788 Fax: 86-10-8528 8366 http://www.chinacastcomm.com

This was mainly attributed to the increase in revenue from the University Distance Learning Solutions segment and the K-12 Distance Learning and Educational Content Solutions division.

Revenue from the University Distance Learning segment, which increased to RMB15.2 million from RMB13.7 million was largely driven by an increase in student enrolment by approximately 21%, from 71,000 at the end of 2QFY2004 to 86,000 at the end of 2QFY2005.

SOE Revenue from the K-12 Distance Learning and Education Content Solutions segment increased significantly to RMB2.4 million from RMB17,000. Overall, the Group has been able to maintain the revenue level of this business segment.

This improvement in performance has led to the increase in the Group's overall profit before income tax ("PBT") to RMB14.6 million in 2QFY2005 as compared to RMB12.4 million in the previous corresponding period. In 2QFY2005, the Group received RMB12.8 million in service fees from the SOE, up 73.9% from the RMB7.4 million received in 2QFY2004.

Other income increased significantly to RMB359,000 in 2QFY2005 from RMB2,000 in 2QFY2004, mainly due to the increase in interest income derived from the increase in bank balances after the listing.

Selling expenses also increased to RMB333,000 in 2QFY2005 from RMB68,000 in 2QFY2004 due to additional marketing activities in 2QFY2004.

Correspondingly, the Group's net profit in 2QFY2005 increased by 26.6% to RMB11.9 million as compared to RMB9.4 million in 2QFY2004.

Key Growth Drivers

For the University Distance Learning services, the two additional university partners that have started to generate revenue in Q1 has contributed fully to this quarter's revenue, bringing the total number of revenue contributing Universities to 10. In addition, the Joint Venture with Tsinghua Tongfang Co. Ltd. ("Tsinghua Tongfang"), has been signed in late June 2005. The new JV has over 20,000 students in six universities adding immediately to the Group's distance learning business.

Mr. Ron Chan, CEO of ChinaCast said: "Overall the University Distance Learning segment has made significant progress, especially with the recent joint venture with Tsinghua Tongfang.

The K-12 Distance Learning and Educational Content Solution segment is a very established segment and has been generating a stable and consistent income stream for the Group.

As for our Enterprise Networking Products and Services segment, the joint venture in relation to the Hunan postal system project has been set up and is progressing well."

The joint venture is building a post office communication network based on ChinaCast's 2-way satellite platform in Hunan and other adjacent provinces. The duration of the joint venture will be 15 years from the date of the incorporation of the JV Company.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited	
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616	
CONTACT	:	Ms Dolores Phua / Ms Angela Tan at telephone	
DURING OFFICE HOURS	:	6534-5122	(Office)
AFTER OFFICE HOURS	:	9750-8237 / 9827-5226	(Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com angela.tan@citigatedrimage.com	

100/05/006/CCHL

August 4, 2005

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Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	CHIEF FINANCIAL OFFICER / COMPANY SECRETARY
Date & Time of Broadcast	04-Aug-2005 21:04:00
Announcement No.	00118

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2005

Attachments:

ChinaCast_2QFY2005ResultsAnnouncement.pdf
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CHINACAST COMMUNICATION HOLDINGS LIMITED

Unaudited Financial Statement Announcement For Quarter Ended 30 June 2005

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (Actual) 2Q ended 30/6/2005 RMB'000	Group (Proforma) 2Q ended 30/6/2004 RMB'000	% change +/(-)	Group (Actual) 1H ended 30/6/2005 RMB'000	Group (Proforma) 1H ended 30/6/2004 RMB'000	% change +/(-)
Revenue	17,551	20,427	(14.08)	35,718	38,950	(8.30)
Cost of sales	(7,557)	(10,320)	(26.77)	(15,226)	(18,499)	(17.69)
Gross profit	9,994	10,107	(1.12)	20,492	20,451	0.20
Service fee(Note A)	12,805	7,364	73.89	22,041	14,149	55.78
Other income	359	2	17,850.00	2,784	395	604.81
Selling expense	(333)	(68)	389.71	(1,148)	(1,099)	4.46
Administrative expense	(7,699)	(4,833)	59.30	(15,375)	(9,617)	59.87
Profit from operations	15,126	12,572	20.31	28,794	24,279	18.60
Finance costs	(4)	(218)	(98.17)	(9)	(459)	(98.04)
Other expense	(495)	-		(1,145)	-	
Profit before income tax	14,627	12,354	18.40	27,640	23,820	16.04
Income tax expense	(2,753)	(2,978)	(7.56)	(5,366)	(5,768)	(6.97)
Net profit for the period	11,874	9,376	26.64	22,274	18,052	23.39
Attributable to						
Equity holders of the parent	11,874	9,376		22,274	18,052	
Minority interest	-	-		-	-	
	11,874	9,376		22,274	18,052	

Explanatory notes

(1) The Company was incorporated in Bermuda on 20 November 2003 and was formed as a result of the restructuring exercise (the "Restructuring Exercise") as described in the prospectus of the Company dated 30 April 2004 (the "Prospectus"). Actual results are derived after the Company had completed the Restructuring Exercise.

(2) (A) For the purpose of this announcement, the proforma financial statements of the Group for the 6 months ended 30 June 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(B) The proforma income statement of the Group, because of their nature, may not give a true picture of the actual financial results of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

Notes to Income Statement:

(A) The Group had entered into technical service agreements with each of ChinaCast Co., Ltd ("CCL") and ChinaCast Li Xiang Co., Ltd. ("CCLX") (collectively, the "Satellite Operating Entities" or "SOE"), pursuant to which the Group provides SOE with certain technical services and ancillary equipment in connection with their satellite communication businesses. As compensation, the Group receives a service fee that equals the difference between SOE's total monthly revenues net of respective operating expenses.

The following details have been extracted from the financial statements of the SOE, which has been prepared in accordance with International Financial Reporting Standards and adjusted for the purpose of preparing the Group financial information:

	2Q ended 30/6/2005 RMB'000	2Q ended 30/6/2004 RMB'000	% change +/(-)	1H ended 30/6/2005 RMB'000	1H ended 30/6/2004 RMB'000	% change +/(-)
Revenue	18,676	14,426	29.46	35,074	29,758	17.86
Cost of sales	(5,718)	(4,809)	18.90	(12,685)	(8,634)	46.92
Gross profit	12,958	9,617	34.74	22,389	21,124	5.99
Other operating income	1,756	1,700	3.29	3,329	3,450	(3.51)
Interest income	3	2	50.00	55	11	400.00
Selling expense	(340)	(1,518)	(77.60)	(889)	(2,221)	(59.97)
Administrative expense	(1,515)	(2,435)	(37.78)	(2,697)	(5,040)	(46.49)
Other expense	1	-		(22)	-	
Income tax expense	(58)	(2)	2,800.00	(124)	(3,175)	(96.09)
Service fee to the Group	12,805	7,364	73.89	22,041	14,149	55.78

(B) The following table shows the combined income statements of the Group and the SOE assuming the results of the Group and the SOE can be combined and after eliminating the transactions between the 2 groups. The combined result would provide a more meaningful financial performance of the Group.

	Combined Group and SOE (Actual) 2Q ended 30/6/2005 RMB'000	Combined Group and SOE (Proforma) 2Q ended 30/6/2004 RMB'000	% change +/(-)	Combined Group and SOE (Actual) 1H ended 30/6/2005 RMB'000	Combined Group and SOE (Proforma) 1H ended 30/6/2004 RMB'000	% change +/(-)
Revenue	36,227	34,853	3.94	70,792	68,708	3.03
Cost of sales	(11,519)	(13,429)	(14.22)	(24,582)	(23,683)	3.80
Gross profit	24,708	21,424	15.33	46,210	45,025	2.63
Other income	362	4	8,950.00	2,839	406	599.26
Selling expense	(673)	(1,586)	(57.57)	(2,037)	(3,320)	(38.64)
Administrative expense	(9,214)	(7,268)	26.77	(18,072)	(14,657)	23.30
Profit from operations	15,183	12,574	20.75	28,940	27,454	5.41
Finance costs	(4)	(218)	(98.17)	(9)	(459)	(98.04)
Other expense	(494)	-		(1,167)	-	
Profit before income tax	14,685	12,356	18.85	27,764	26,995	2.85
Income tax expense	(2,811)	(2,980)	(5.67)	(5,490)	(8,943)	(38.61)
Net profit for the period	11,874	9,376	26.64	22,274	18,052	23.39

(C) The profit before income tax includes the following charges (credits):

	Group (Actual) 2Q ended 30/6/2005 RMB'000	Group (Proforma) 2Q ended 30/6/2004 RMB'000	Group (Actual) 1H ended 30/6/2005 RMB'000	Group (Proforma) 1H ended 30/6/2004 RMB'000
Depreciation of property, plant and equipment	944	610	1,618	1,219
Interest expense to related parties	-	131	-	365
Interest on borrowings	4	5	9	12
Foreign exchange loss	50	69	54	82
Share option expense	495	-	1,145	-
Other income including interest income	(359)	(4)	(2,784)	(395)

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group (Actual) As at 30/6/2005 RMB'000	Group (Actual) As at 31/12/2004 RMB'000	Company (Actual) As at 30/6/2005 RMB'000	Company (Actual) As at 31/12/2004 RMB'000
ASSETS				
Current assets:				
Cash and bank balances	356,754	328,718	-	-
Trade receivables	13,725	15,077	-	-
Other receivables and prepayments	7,322	9,832	282	-
Amount due from related parties-non trade	406	411	-	-
Total current assets	378,207	354,038	282	-
Non-current assets:				
Investment in subsidiaries	-	-	219,146	219,146
Due from subsidiary	-	-	237,565	238,626
Amount due from the SOE–non trade	192,196	177,926	-	-
Property, plant and equipment	9,408	5,522	-	-
Deposit for acquiring PP&E	11,794	25,839	-	-
Deferred tax assets	1,465	1,552	-	-
Total non-current assets	214,863	210,839	455,711	457,772
Total assets	593,070	564,877	455,993	457,772
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Current portion of bank loan	-	60	-	-
Trade payables	2,020	-	-	-
Other payables	1,199	2,202	217	567
Tax payable	39,367	35,392	-	-
Amount due to related parties-non trade	-	-	-	-
Current portion of finance lease	155	155	-	-
Total current liabilities	42,741	37,809	217	567
Non-current liabilities:				
Bank loan	-	80	-	-
Finance lease	271	348	-	-
Amount due to related parties-non trade	-	-	-	-
Total non-current liabilities	271	428	-	-
Equity attributable to equity holders of parent	550,058	526,640	455,776	457,205
Minority interest	-	-	-	-
Total equity	550,058	526,640	455,776	457,205
Total liabilities and shareholders' equity	593,070	564,877	455,993	457,772

Explanatory Note:

(1) For the purpose of this announcement, the balance sheet of the Group as at 30 June 2005 and 31 December 2004 have been prepared based on the actual Group structure.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30 June 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
155	-	215	-

Amount repayable after one year

As at 30 June 2005		As at 31 December 2004	
Secured **RMB'000**	Unsecured **RMB'000**	Secured **RMB'000**	Unsecured **RMB'000**
271	-	428	-

Details of any collateral

The Group's obligation under a finance lease is secured by the lessor's charge over the leased asset. As at 30 June 2005, the current portion and non-current portion of the finance lease amounted to approximately RMB155,000 and RMB271,000 respectively.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group (Actual) 2QFY2005 RMB'000	Group (Proforma) 2QFY2004 RMB'000
Cash flows from operating activities		
Profit before income tax	14,627	12,354
Adjustments for:		
Depreciation expense	944	610
Interest income	(359)	(4)
Interest expense	4	136
Share option expense	495	-
Operating profit before working capital changes	15,711	13,096
Trade receivables	2,515	4,660
Other receivables and prepayments	15,457	(28,212)
Trade payables	(180)	-
Other payables	(280)	(3,921)

Amount due from related parties-non trade	-	-
Amount due to related parties-non trade	-	-
Cash from operations	33,223	(14,377)
Interest paid	(4)	(136)
Interest received	359	4
Income tax paid	(524)	-
Net cash from operating activities	33,054	(14,509)
Cash flows from investing activities:		
Cash inflow arising from acquisition of subsidiary	-	100,308
Advances to the SOE-non trade	17,316	(24,602)
Purchase of property, plant and equipment	(128)	(272)
Net cash from investing activities	17,188	75,434
Cash flows from financing activities		
(Repayments of) Proceeds from borrowing	-	(14,329)
Proceeds from issue of shares (net of related expenses)	-	240,089
Finance lease	(38)	(38)
Net cash from financing activities	(38)	(99)
Net effect of exchange rate changes in consolidating subsidiaries	-	-
Net increase (decrease) in cash and cash equivalents	50,204	286,647
Cash and cash equivalents at beginning of period	306,550	-
Cash and cash equivalents at end of period	356,754	286,647

Explanatory Note:

(1) For the purpose of this announcement, the proforma cashflow statement of the Group for the 3 months ended 30 June 2004 have been prepared on the assumption that (a) the Group structure arising from the Restructuring Exercise as described in the Prospectus had been in place throughout the period since 1 January of the relevant financial periods; and (b) the Series A and B Redeemable Convertible Preference Shares were treated as equity when issued as if the group structure as of the date of the Prospectus had been in place on that date.

(2) The proforma cashflow statement of the Group, because of their nature, may not give a true picture of the actual cashflow of the Group. The proforma financial statements of the Group is not necessarily indicative of results of the operations or related effects on the financial positions that would have been attained had the proforma Group actually existed earlier.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Attributable to equity holders of the parent							Miniority Interest	Total equity
	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated losses	Total		
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Group (Actual)									
Balance at 1 April 2004	-	-	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	-	-	-	33,707	252,853	-	252,853
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,089	167,000	-	-	-	-	240,089	-	240,089
Net profit for the 3 months ended 30 June 2004	-	-	-	-	-	9,376	9,376	-	9,376
Transfer to legal reserve	-	-	-	668	-	(668)	-	-	-
Translation adjustment	-	-	-	-	-	-	-	-	-
Balance at 30 June 2004	292,235	167,000	-	668	-	42,415	502,318	-	502,318

	Attributable to equity holders of the parent							Miniority Interest	Total Equity
	Share capital	Share premium	Translation reserve	Legal reserve	Special reserve	Accumulated earnings	Total		
Group (Actual)									
Balance at 1 April 2005	292,235	166,572	(20)	3,249	39,796	35,858	537,690	-	537,690
Net profit for the 3 months ended 30 June 2005	-	-	-	-	-	11,873	11,873	-	11,873
Share option expense to Special reserve	-	-	-	-	495	-	495	-	495
Transfer to legal reserve	-	-	-	955	-	(955)	-	-	-
Translation adjustment	-	-	-	-	-	-	-	-	-
Balance at 30 June 2005	292,235	166,572	(20)	4,204	40,291	46,776	550,058	-	550,058

Company (Actual)									
Balance at 1 April 2004	-	-	-	-	-	-	-	-	-
Adjustment arising from the Restructuring Exercise as described in the Prospectus	219,146	-	-	-	-	-	219,146	-	219,146
Issue of 110.5 million new ordinary shares of US$0.08 each pursuant to initial public offering on SGX net of expenses	73,089	167,000	-	-	-	-	240,089	-	240,089
Balance at 30 June 2005	292,235	167,000	-	-	-	-	459,235	-	459,235

Company (Actual)									
Balance at 1 April 2005	292,235	166,572	-	-	650	(2,999)	456,458	-	456,458
Share option expense to Special reserve	-	-	-	-	495	-	495	-	495
Net profit for the 3 months ended 30 June 2005	-	-	-	-	-	(1,177)	(1,177)	-	(1177)
Balance at 31 March 2005	292,235	166,572	-	-	1,145	(4,176)	455,776	-	455,776

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Share Capital:

There were no changes to the Company's share capital for the 3 months ended 30 June 2005.

Share Options:

As at 30 June 2005, there were unexercised share options for 26,110,000 unissued ordinary shares (30 June 2004 : 26,110,000).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted for the current reporting period are consistent with the most recently audited financial statements for the year ended 31 December 2004 except the Group has adopted the new and revised International Financial Reporting Standards ("IFRSs"), which are effective for the first time for the current period's financial statements. The adoption of those new and revised IFRSs did not result in changes to the Group's and the Company's accounting policies except as disclosed in paragraph 5.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

The adoption of IFRS 2 "Share-based Payment" has resulted in a change in accounting policy for share-based payments. The Group's Employee Share Option Scheme (the "ESOS") is an equity-settled, share-based compensation plan. Prior to the adoption of IFRS 2, the share-based compensation to the Group's employees did not result in a charge to the income statement. IFRS 2 requires the Group and the Company to recognize an expense in the income statement with a corresponding increase in equity for share options granted under the ESOS after 22 November 2002 and not vested by 1 January 2005. The total amount to be recognized as an expense in the income statement is determined by reference to the fair value of share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the income statement and a corresponding adjustment to equity over the remaining vesting period. The adoption of IFRS 2 resulted in a share-option expense of RMB495,000 for 2QFY2005.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Group (Actual) 2QFY2005	Group (Proforma) 2QFY2004
Earnings per share (EPS) in RMB cents		
(i) Based on weighted average number of ordinary shares in issue*	2.69	2.43
(ii) On a fully diluted basis**	2.58	2.30

*The calculation of earnings per share for the actual results for the 3 months ended 30 June 2005 is based on the actual net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 441,816,501 shares. For comparative purposes, earnings per share for the proforma results for the 3 months ended 30 June 2004 has been calculated based on the net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 386,566,501 shares.

** For the purpose of computing diluted EPS, the number of shares is based on the weighted average number of ordinary shares in issue disclosed above and after adjusting for the effect of dilutive share options.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on; and (b) immediately preceding financial year.**

	Group (Actual) As at 30/6/2005	Group (Proforma) As at 31/12/2004	Company As at 30/6/2005	Company As at 31/12/2004
Net asset value per share in RMB	1.24	1.19	1.03	1,04

Net asset value per ordinary share was computed based on (1) the shareholder's equity of our Group/Company as at 30 June 2005 and 31 December 2004 and (2) the share capital of 441,816,501 shares as at 30 June 2005 (31 December 2004: 441,816,501 shares).

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Review of Operating results

As the combined results of the Group and the SOE provides a more meaningful review of the financial performance of the whole Group, the following discussion of the performance of the Group is also based on the combined results of the Group and the SOE (assuming they can be combined and after eliminating transactions between the Group and SOE), which is shown in note (B) to the income statement in paragraph 1(a). A breakdown of the combined revenue is shown below.

	2QFY2005 RMB'000	2QFY2004 RMB'000
Revenue of the Group		
K-12 and content delivery	17,551	20,427
Revenue of the SOE		
University Distance Learning Solutions	15,242	13,687
IT/Management Training Courses and Solutions	515	408
K-12 Distance Learning and Educational Content Solutions	2,390	17
Enterprise Networking Products and Services	529	314
Sub-total	18,676	14,426
Sum of the Group's and SOE's revenue	36,227	34,853

The sum of the revenue of the Group and that of the SOE for 2QFY2005 amounted to RMB36.2 million representing an increase of 3.9% compared to the corresponding period in the previous year. Compared to 2QFY2004, revenue of the Group, which was from the K-12 and content delivery segment, decreased by approximately 14.1% from RMB20.4 million to RMB17.6 million. The SOE recorded a modest increase in its revenue from RMB14.4 million in 2QFY2004 to RMB18.7 million in 2QFY2005, which was mainly attributable to the increase in revenue from the University Distance Learning Solutions business segment and the K-12 Distance Learning and Educational Content Solutions segment. Revenue from the University Distance Learning Solutions segment increased from RMB13.7 million in 2QFY2004 to RMB15.2 million in 2QFY2005 mainly due to the increase in student enrolment for distance learning. Total students enrolled for distance university education increased from approximately 71,000 as at the end of 2QFY2004 to approximately 86,000 as at the end of 2QFY2005. Two more partnering universities, namely Northeast Normal University and China University of Mining and Technology, started to generate revenue in 2QFY2005. Revenue from the IT/Management Training Courses and Solutions segment increased from RMB408,000 in 2QFY2004 to RMB515,000 in 2QFY2005. Revenue from the K-12 Distance Learning and Education Content Solutions segment increased from RMB17,000 in 2QFY2004 to RMB2.4 million as revenue bookings shifted from the Group to the SOE Revenue from the Enterprise Networking Products and Services segment increased from RMB529,000 in 2QFY2004 to RMB392,000 in 2QFY2005, as a result of the increase in service revenue from Taikang Life Insurance.

Cost of sales of the Group decreased modestly by 26.8% from RMB10.3 million in 2QFY2004 to RMB7.6 million in 2QFY2005. Gross profit margin increased slightly by approximately 8 percentage points, from 49.5% in 2QFY2004 to 56.9% in 2QFY2005. The combined cost of sales of the Group and SOE decreased by 14.2% from RMB13.4 million in 2QFY2004 to RMB11.5 million in 2QFY2005. This decrease was mainly due to the decrease in commissions paid.

The Group received a service fee of RMB12.8 million in 2QFY2005 as compared to a service fee of RMB7.4 million in 2QFY2004 as a result of the increase in revenue in SOE. The significant increase in other income from RMB2,000 in 2QFY2004 to RMB359,000 in 2QFY2005 was mainly due to the increase in interest income derived from the increase in bank balances after the listing.

The Group's selling expenses increased from RMB68,000 in 2QFY2004 to RMB333,000 in 2QFY2005, as there were more marketing activities in 2QFY2004. The selling expenses of the SOE decreased considerably by 77.6% from RMB1.5m in 2QFY2004 to RMB340,000 in 2QFY2005 as a result of the transfer of related headcounts from the SOE to the Group.

The Group's administrative expenses increased by 59.3% from RMB4.8 million in 2QFY2004 to RMB7.7 million in 2QFY2005. The combined administrative expenses of the Group and SOE increased by 26.8% from RMB7.3 million in 2QFY2004 to RMB9.2 million in 2QFY2005. The increase was due to the expansion of the Group's business operation as well as additional costs associated with being a public company.

Finance costs decreased significantly by 98.2% from RMB0.22 million in 2QFY2004 to RMB4,000 in 2QFY2005. This decrease was mainly due to the decrease in loans from a shareholder and a director as a result of repayment of our debts owed to them.

Other expenses of RMB495,000 is made up entirely of share-option expense as a consequent of adopting IFRS 2.

Overall, profit before income tax has increased from RMB12.4 million in 2QFY2004 to RMB14.6 million in 2QFY2005, representing an increase of 18.4%. The increase in the profit before tax was mainly due to the service fee we received from the SOE which managed to expand its business in the University Distance Learning Solutions business segment. Net profit increased from RMB9.4 million in 2QFY2004 to RMB11.9 million in 2QFY2005, representing an increase of 26.6%.

Financial Position

Cash and bank balances decreased from RMB328.7 million as at 31 December 2004 to RMB356.8 million as at 30 June 2005 mainly as a result of the SOE paying the service fee to the Group. Account receivable decreased slightly by 9.0% from RMB15.1 million as at 31 December 2004 to RMB13.7 million as at 30 June 2005.

Prepayment and other receivable and deposit decreased from RMB35.7 *million as at* 31 December 2004 to RMB19.1 million as at 30 June 2005. This is because when satellite equipment and inventory prepaid by the Group arrive in the PRC, they were recorded in the book of SOE as an increase in fixed asset or inventory and the prepayment in the book of the Group was converted into an advance to the SOE. Refund by the supplier was another reason for the reduction in prepayment and deposit during the quarter.

Net tangible assets as at 30 June 2005 totaled RMB550.1 million (31 December 2004: RMB526.6 million). This represented an increase of 4.5% from the net tangible assets as at 31 December 2004.

Financial support to SOE

From 31 March 2005 to 30 June 2005, the Group's advances to the SOE reduced by RMB17.3 million to RMB209.5 million as at 31 March 2005 to RMB192.2 million as at 30 June 2005. Account Receivable of the SOE amounted to RMB17.3 million as at 30 June 2005,representating an increase of 8.8% to the account receivable of RMB15.9 million as at 31 March 2005.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

Not applicable

10. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.**

The distance learning market for degree courses in the PRC is expected to continue expanding. The demand for student places has remained very strong. As only authorized reputable universities are allowed to provide distance learning degree courses, many otherwise qualified students have been turned down by these universities due to resource limitation. Our 2 new partnering universities, for example, have a total intake of 4,000 new students in their first enrolment exercise. This has contributed positively to our results in 2QFY2005.

In addition, the JV with Tsinghua Tongfang has been established at the end of 2QFY2005 adding more than 20,000 students and 6 partnering universities to the Group. The new 50% owned subsidiary will be consolidated from 3QFY2005 onwards.

The K-12 segment has provided stable business for the Group. Despite being a mature business, we have been able to develop new revenue sources based on our existing resources which has contributed to the SOE's results in 2QFY2005.

The Enterprise segment is progressing well. The JV in relation to the Hunan postal system project has been set up in 2QFY2005 and the project is in the final phase of testing before full scale rollout.

11. Dividend

(a) Current Financial Period Reported On

None

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(b) Corresponding Period of the Immediately Preceding Financial Year

None.

Name of Dividend	
Dividend Type	
Dividend Amount per Share (in cents)	
Optional:- Dividend Rate (in %)	
Par value of shares	
Tax Rate	

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

No dividends have been recommended.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

Not applicable

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Not applicable.

15. A breakdown of sales.

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Not applicable.

BY ORDER OF THE BOARD

Yin Jianping
Chairman
04/08/2005

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY / CHIEF FINANCIAL OFFICER
Date & Time of Broadcast	13-May-2005 21:01:42
Announcement No.	00167

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST REPORTS 19.9% INCREASE IN NET PROFIT TO RMB 10.4 MILLION FOR 1QFY2005
Description	
Attachments:	ChinaCast_NewRelease13May2005.pdf Total size = **84K** (2048K size limit recommended)

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NEWS RELEASE

CHINACAST REPORTS 19.9% INCREASE IN NET PROFIT TO RMB 10.4 MILLION FOR 1QFY2005

- **Strong Combined Revenue of RMB 34.6 Million**
- **Growth Driven by University Distance Learning Segment**
  - **Tsinghua Tongfang tie-up provides access to six additional universities**
- **To rollout communications network services for Hunan Post in 2HFY2005**

	1QFY2005	1QFY2004	Change %
Group & SOE Revenue* (RMB M)	34.6	33.9	2.1
Profit Before Tax* (RMB M)	13.1	11.5	13.5
Net Profit (RMB M)	10.4	8.7	19.9
Net Profit Margin* (%)	30.1	25.6	17.6
Cumulative Student Nos. (University segment)	82,000 as at end of 1QFY2005	71,000 as at end of 1QFY2004	15.5

* Based on the combined results of the Group and SOE

双 威 通 讯 控 股 有 限 公 司
ChinaCast Communication Holdings Limited
北京市朝阳区建国门外大街永安东里8号华彬国际大厦15层　　邮编：100022
15/F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R.China
Tel: 86-10-6566 7788　Fax: 86-10-8528 8366　http://www.chinacastcomm.com

Singapore, May 13, 2005 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a robust set of financial results for the first quarter ended March 31, 2005 ("1QFY2005").

Net profit rose 19.9% to RMB 10.4 million, on a higher combined revenue of RMB 34.6 million. The Group's combined revenue rose 2.1% from RMB 33.9 million in 1QFY2004.

Mr. Ron Chan, CEO of ChinaCast said, "Our strong profit growth this quarter was driven by our University Distance Learning Services segment. On a cumulative basis, we have grown a good 15.5% to 82,000 students at the end of 1QFY2005 as compared to 71,000 students at the end of 1QFY2004. Currently, we have 8 universities generating revenue during 2005 and reaching over 300 remote classrooms.

"Our K-12 division continues to register steady revenue contribution, whilst our remaining two divisions, IT Management Solutions as well as Enterprise Networking Services, also fared well. We secured key customers such as the Ministry of Coal and the Ministry of Labour and Social Welfare, which provide skills training to coal industry employees and retrenched workers.

"We have also successfully broadened our customer base in the high growth Enterprise Networking Services sector. Our programme for our first enterprise customer, Taikang Life Insurance, is now available to over 160,000 professionals in over 120 branch offices. Hunan Post is the next exciting project, with expected rollout for 500 sites in the second half of 2005," added Mr Chan.

Financial Review

The sum of the revenue of the Group and SOE amounted to RMB 34.6 million, representing an increase of 2.1% compared to the corresponding period in the previous year.

This increase in combined revenue is largely due to a jump in revenue from the SOE in its University Distance Learning Services, which increased to RMB 16.2 million in 1QFY2005 from RMB 13.8 million in 4QFY2004, an increase of more than 17%. This is mainly due to the increase in student enrolment for distance learning to 82,000 from 71,000 in the previously corresponding quarter.

Profit before tax ("PBT") increased 13.5% to RMB 13.0 million for 1QFY2005 from RMB 11.5 million in the previous corresponding period. ChinaCast's increase in PBT was largely due to the service fee of RMB 9.2 million it received from the SOE in 1QFY2005.

Correspondingly, net profit increased 19.9% to RMB 10.4 million in 1QFY2005, from RMB 8.7 million in the previous corresponding period.

The Group's selling expenses dropped considerably to RMB 0.8 million in 1QFY2005 from RMB 1.0 million in 1QFY2004 as the Group previously incurred more expenses in 1QFY2004 in preparation for the listing. Correspondingly, combined selling expenses of the Group and that of the SOE also dropped considerably to RMB 1.4 million in 1QFY2005 from RMB 1.7 million in 1QFY2004.

Key Growth Drivers, Prospects for FY2005

ChinaCast recently signed a Memorandum of Understanding ("MOU") for a Joint Venture with Tsinghua Tongfang Co. Ltd. ("Tsinghua Tongfang"), a high-technology group listed on the Shanghai Stock Exchange, to further expand its footprint in the University segment. The venture, which is expected to be operational in 2QFY2005, will add over 20,000 students in 6 universities to the Group's distance learning business and contribute positively to the bottomline.

Added Mr Chan, "This is a significant development for ChinaCast as the joint venture accelerates the Group's expansion in the PRC's education sector. This venture with Tsinghua Tongfang will double the size of our network as it presently covers 300 remote campuses throughout the PRC. With a combined network of 600 remote campuses, ChinaCast will become PRC's largest distance learning service provider in the University segment."

On the Enterprise Networking Products and Services front, the Group is also making its entrance into the PRC electricity sector, which is currently in demand due to the rapid growth of the Chinese economy.

Barring any unforeseen circumstances, the Directors of the Group are confident of the continuing growth and profitability of the Group in FY2005.

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband IT and telecom solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout the PRC and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout the PRC. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

Notes to Editors :

	1QFY2005 RMB'000	1QFY2004 RMB'000
Revenue of the Group		
K-12 and content delivery	18,167	18,523
Revenue of the SOE		
University Distance Learning Solutions	16,202	15,162
IT/Management Training Courses and Solutions	146	83
K-12 Distance Learning and Educational Content Solutions	14	87
Enterprise Networking Products and Services	36	-
Sub-total	16,398	15,332
Sum of the Group's and SOE's revenue	34,565	33,855

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616
CONTACT	:	Ms Dolores Phua / Ms Angela Tan at telephone
DURING OFFICE HOURS	:	6534-5122 (Office)
AFTER OFFICE HOURS	:	9750-8237 / 9827-5226 (Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com angela.tan@citigatedrimage.com

071/05/004/CCHL

May 13, 2005

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMMUNICATION HOLDINGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMMUNICATION HOLDINGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	ANTONIO SENA
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	23-Feb-2005 17:46:31
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	APPOINTMENT OF A RELATIVE OF A DIRECTOR, CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY TO A MANAGERIAL POSITION IN THE COMPANY OR ANY OF ITS PRINCIPAL SUBSIDIARIES
Description	Pursuant to Rule 704(11) of the SGX-ST Listing Manual, Chinacast Communication Holdings Limited (the "Company") wishes to announce that there is no managerial position in the Company or any of its principal subsidiaries occupied by a person who is a relative of a director, chief executive officer or substantial shareholder of the Company.

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2005 12:57:16
Announcement No.	00031

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CHNINACAST'S CORPORATE FACT SHEET
Description	
Attachments:	ChinaCast_CorporateFactSheet22Feb05.pdf Total size = **226K** (2048K size limit recommended)

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CHINACAST COMMUNICATION HOLDINGS LIMITED
15F Ruoy Chai International Building, No.8 Yong An Dong Li, Jian Guo Men Wai Avenue, Beijing 100022, P.R. China
Tel : 86-10-6566 7788 Fax : 86-10-8528 8366
Website: www.chinacastcomm.com

双威通讯 ChinaCast

PRC's Leading Satellite Distance Learning Services Group

Background

ChinaCast provides satellite-based broadband solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout China and is today PRC's leading satellite distance learning services group. ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses. ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance. ChinaCast was listed on the mainboard of the SGX on May 14, 2004.

Combined Group Financial Highlights

Stock Code: CCH SP (Bloomberg); CCCH.SI (Reuters)

Earnings Summary

YE Dec	FY 2001	FY 2002	FY 2003	FY 2004
Revenue (RMB mil)	63.2	90.7	123.2	141.0
PBT (RMB mil)	-38.6	17	44.1	50.7
Net Profit (RMB mil)	-40.2	11	31.5	41.0
EPS - Basic (RMB cents)	-12.1	3.32	9.5	10.23
Net Margin (%)	-	12.1	25.6	29.0

As at December 31, 2004

Shareholders' equity (RMB)	512.8 m
NAV per share (RMB)	1.19

As at 21 February 2005

Shares Outstanding	441.8 m*
Market Cap (S$)	132.5 m*
PER	16.3

* *Source: Bloomberg February 21, 2005*

Review of FY2004 (vs FY2003)

- Sum of group and SOE revenue grew 14.4% to RMB 141.0 million
- Net Profit up 30% to RMB 41.0 million
- SOE Revenue up 41.6% to RMB 66.0 million from RMB 46.6 million
- 75% more students enrolled in Distance University Education

Investment Merits

- Strong strategic investors
  - HNS, Intel, Sunevision, TVH
- First mover advantage
  - One of the first providers of solutions based on satellite broadband service
- Highly scalable business model
  - Low marginal costs
  - Recurring income model
- Experienced international management team with strong IT/Finance background
- Turnkey solutions provider
  - Offer training solutions, education content and broadband satellite network services
- Established nationwide infrastructure
  - National coverage through the satellite platform
  - Ready for business
- Huge growth potential in large PRC market
  - Strong demand for education
- Proven profitable track record since 2002
  - Profitable within 18 months of operation

Recent Developments

- Successfully launched 1st major large scale commercial customer – Taikang Life Insurance
  - Installed satellite broadband distance learning network over 150 sites throughout the PRC to train over 160,000 employees and insurance agents
- Completed major satellite network operations center expansion and upgrade of satellite broadband network hub
- Two more universities have signed contracts in addition to the existing eight universities in the University Distance Learning Solutions segment
  - Student enrolment increased 75% to 82,000
- Commenced training for over 10,000 employees at 21 coal mining sites in remote regions for China Ministry of Coal
- *Teacher.com.cn, joint venture teaching portal between* ChinaCast, Northeast Normal University, Sina.com and Technology Venture Holdings (HK) Ltd., has signed over 300,000 subscribers
  - Formally approved by the Ministry of Education for expansion
- Recognition as "China Top 15 Companies for Tomorrow, 2004
  - Placed ChinaCast alongside the industry's top players
- Signed MOUs with University of Maryland's Smith School and CIBT
- Tied up with Hunan Post to set up JV
  - Strategic move to build Enterprise Networking Products and Services segment

Growth Drivers for FY2005

- Vast potential of education market (US$90B in 2005) – education is fundamental in Chinese society
  - Target to reach 100,000 university distance learning students over the next 6 months (20% growth)
- Strong demand for enterprise networking solutions especially from the Fortune500 and MNCs investing in China
- Booming Internet sector in China to drive more broadband and content delivery applications
- Actively exploring strategic alliances, mergers and acquisitions to accelerate growth

IR Contact:
Citigate Dewe Rogerson i.Mage
1 Raffles Place, #26-02 OUB Centre, Singapore 048616
Tel : +65 6534 5122
Dolores Phua / Angela Tan

Citigate Dewe Rogerson i.MAGE

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2005 12:54:50
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	FY 2004 RESULTS BRIEFING
Description	
Attachments:	ChinaCast_FY2004ResultsBriefing.pdf Total size = **1288K** (2048K size limit recommended)

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ChinaCast

China's Leading Satellite Distance Learning Service Provider

FY 2004 Results Briefing

February 22, 2005



双威通讯
ChinaCast

双威
ChinaCast

ChinaCast's Unique Position

双威 ChinaCast

Our platform

- Leading private satellite broadband solutions provider of distance learning solutions, education content and enterprise networking services in China


UP TO 45 Mbps
UP TO 256 Mbps
DDN 34 Mbps
INTERNET
BRANCH OFFICE
REMOTE CLASSROOM
SOFTWARE APPLICATIONS
COURSEWARE
TRAINING STUDIO
LECTURER

Our software interface

Live Video

Attendance Monitoring



发送消息
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系统设置
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ysx
全体学生
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幻灯片1
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合作伙伴
DirecPC的应用
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双威通讯网络有限公司
远程教学系统解决方案
DirecPC is a service, both for Information
大纲
备注
幻灯片1 /7
允许发言
开始
Camtasia Recorder
19:29

Course Material/ White Board

Interactive Data/ IP Voice

双威 ChinaCast

Our Multimedia Content



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www.chinacast.info
2002-2003学年春季第五期
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双威 ChinaCast

ChinaCast's Unique Position

- Strong balance sheet
  - RMB328 m cash, ready for acquisition of good targets in PRC
- In the fast growing PRC education market
  - The PRC government plans to raise the % of student with tertiary education from 11% to 20% by 2010, amounting to 9 milion students
- Covering all spectrum of the education market
  - With coverage from K-12, University, corporate training to Foreign institute education, ChinaCast is able to leverage on scale and capitalize on its educational resources
- Additional growth from the developing enterprise market
  - the PRC market would follow the development pattern in the US with enterprise satellite communication market entering the growth phase

双威 ChinaCast

FY 2004 Achievements

- *Another Year of Continued Growth*

Major Achievements in 2004

- Become China's Leading Service Provider in Education
  - 8 paying universities reach 82,000 degree students
- Expanded Government Ministry Training Market
  - Delivering contents from the Mining University to coal mines
- Penetrated into corporate training market
  - Taikung Insurance, 150 sites
- Started to work with foreign education institutions in China
  - University of Maryland and CIBT
- Expanded and remodeled our satellite control center
- A new advisory board
- Successful IPO and ADR level one

双威 ChinaCast

No. of Universities on the ChinaCast platform


No. of universities
16
14
12
10
8
6
4
2
0
2002Q1
2002Q3
2003Q1
2003Q3
2004Q1
2004Q3
no. of university contract signed
no. of university with revenue

双威 ChinaCast

Students enrolled under the ChinaCast platform


No. of students
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2002Q1
2002Q3
2003Q1
2003Q3
2004Q1
2004Q3

双威 ChinaCast

A New Advisory Board

Name	Title	Experience
Dr. Michael Sun	Senior Advisor	Managing Director, HNS Asia
Mr. Stephen Carrier	Senior Advisor	Chief Legal Council, HNS

Strong international management team with extensive experience working with multinational IT, telecom and finance companies in Greater China

双威 ChinaCast

Some of Our Customers

- **University Customers**
  - Beijing Aerospace and Aeronautics University
  - Peking University – School of Pharmaceutical Science
  - China Medical University
  - Southwest Normal University
  - Northeast Agriculture University
  - Sha'anxi Normal University
  - Beijing Science & Technology University
  - Northeast Normal University
  - Northwest Polytechnic University
  - Hunan University of Science & Technology
  - Xian Jiaotong University
  - University of Maryland Smith School of Business
  - Canadian Institute of Business and Technology

- **Government/Corporate**
  - Ministry of Labor and Social Welfare
  - China Coal Industry Association
  - Beijing Great Wall IT School
  - Beijing Fulade Mgmt Training School
  - Dell English School
  - Taikang Insurance
  - Hunan Postal Authority

- **K-12 Customers**
  - Hunan Provincial Education Dept.
  - Heibei Provincial Education Dept.
  - Teacher.com.cn
  - Middle China Normal University High School
  - Ankang Children's Foundation

双威 ChinaCast

Financial Performance

双威
ChinaCast

Key Financial Highlights

- **Excellent financial growth in FY 2004**
  - Double-digit growth in group revenue and net profit
  - Due to overall increase in university student enrollments
- **Group revenue grew by 14% to RMB 141 million**
- **Net Profit jumped 30% to RMB 41 million**
- **Net margins increased 13%**
- **Strong balance sheet**
  - Positive cash flow
  - Cash balance of RMB 328.7M

双威 ChinaCast

Strong Revenue Growth


RMB million
CAGR 180%
160
140
120
100
80
60
40
20
0
35.4
27.8
13.3
77.4
46.6
76.6
66.0
75.0
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
SOE
CCH

ChinaCast

Improving Net Profit


RMB million
CAGR 93%
60
40
20
0
-20
-40
-60
-49.8
-40.2
11.0
31.5
41.0
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004

Healthy Net Margins


%
0.6
0.5
0.4
0.3
0.2
0.1
0
CAGR 55%
12.1%
25.6%
29.1%
FY 2002
FY 2003
FY 2004

双威
ChinaCast

Income Statement Highlights

	FY04 RMB M	FY03 RMB M	Change
Combined Group Revenue (CCH & SOE)	141.0	123.2	+14.4%
Net Profit	41.0	31.5	+30.1%
PAT Margin	■ 29.1%	25.6%	+13.7%
Earnings per share (RMB cents)*	10.23	9.50	+7.7%

* Based on proforma FY2004 net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400, 379, 000 shares. EPS for the pro forma FY2003 results has been calculated based on the FY2003 net profit attributable to shareholders and the pre-invitation issued share capital of 331,316, 501 shares.

双威 ChinaCast

Balance Sheet Highlights

	FY2004 (RMB m)	FY2003 (RMB m)
Total Assets	564.9	291.7
Total Current Liabilities	37.8	40.6
Total Shareholders' Equity	564.9	291.7
NAV per share	1.19*	0.70**

* Computed based on the shareholder's equity of Group as at December 31, 2004 (based on 441.8 mil shares)

** Computed based on shareholder's equity of Group as at December 31, 2003 (based on 331.3 mil shares)

双威 ChinaCast

Growth Strategy

双威 ChinaCast

Growth Strategy

- **Vast PRC education market potential - education is fundamental to continued economic growth**
  - Continue to grow and strengthen our market leadership in the university distance learning space
  - Continued growth of Ankang network, Teacher.com and government ministry training networks
  - Launch new higher education partnerships with international educational institutions
- **Strong demand for enterprise networking solutions especially the Fortune 500 and MNCs investing in China**
  - Targeting to sign additional 3-5 major enterprise customers in new vertical markets
  - Full commercial launch of enterprise IT/Telecom services in 2Q 2005
  - New services including videoconferencing, VOIP, disaster recovery services
- **Actively exploring strategic alliances, mergers and acquisitions to accelerate growth**

双威 ChinaCast

US-China Postsecondary Education Enrollment Comparison


Enrollment (millions)
32
30
28
26
24
22
20
18
16
14
12
10
8
2001
2002
2003
2004P
2005P
2006P
US
China

* PRC Min. of Education, US Dept. of Education

ChinaCast 双威

China Higher Education Institution Growth



Year
2005
2004
2003
2002
2001
1,530
1,410
1,335
1,275
1,166
1,000
1,100
1,200
1,300
1,400
1,500
1,600
Number Of Universities

* PRC Min. of Education


Total Investment in Distance
Learning in China
US$M
$2,400
$2,000
$1,600
$1,200
$800
$400
$0
CAGR 61%
$352
$636
$1,029
$1,529
$2,355
2001
2002
2003P
2004P
2005P
Year
*CCID Report on Education IT Market
双威
ChinaCast


ChinaCast Enterprise Services Strategy
Vertical Markets
Healthcare
Education
Lottery Retail Auto
Energy
Banks, Posts, Insurance
Government SOE
ChinaCast Broadband Platform
Serving multiple vertical markets with IT/telecom services, applications & multimedia content
Solutions
Connectivity
Web Applications
Content Delivery
Third Party Services
E-Learning
Transponders Leased Lines Wireless
Browsing Web Caching Email
Music, Video Digital Content
Credit Card, POS, ERP, CRM, Videoconference
Career Education, English, Vocational Training
双威 ChinaCast


Thank You
Q & A
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ChinaCast

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CHINACAST COMM HLDGS LTD
Company Registration No.	N.A.
Announcement submitted on behalf of	CHINACAST COMM HLDGS LTD
Announcement is submitted with respect to *	CHINACAST COMM HLDGS LTD
Announcement is submitted by *	Antonio Sena
Designation *	Company Secretary
Date & Time of Broadcast	22-Feb-2005 12:53:28
Announcement No.	00026

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NEWS RELEASE - CHINACAST'S FY2004 NET PROFIT UP 30.1% TO RMB 41.0 MILLION
Description	
Attachments:	ChinaCast_NewsRelease22Feb05.pdf Total size = **208K** (2048K size limit recommended)

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NEWS RELEASE

CHINACAST'S FY2004 NET PROFIT UP 30.1% TO RMB 41.0 MILLION

- **Continued Strong University Distance Learning Enrollment Growth to Drive Expansion**
- **Signed First Large Scale Enterprise Networking Services Contract with Hunan Post to provide communications network services to over 5,000 post offices**

	FY2004 RMB (m)	FY2003 RMB (m)	Change %
Group Revenue & SOE *	141.0	123.2	14.4
Profit Before Tax	50.7	44.1	15.0
Net Profit	41.0	31.5	30.1
EPS (RMB cts) **	10.2	9.5	7.4

* Combined revenue of Group revenue and that of SOE's ("Satellite Operating Entities")

** Based on proforma FY2004 net profit attributable to shareholders and the weighted average number of ordinary shares in issue of 400,379,000 shares. EPS for the proforma FY2003 results has been calculated based on the net profit attributable to shareholders and the pre-invitation issued share capital of 331,316, 501 shares

Singapore, Feb 22, 2005 – ChinaCast Communication Holdings Limited ("ChinaCast"), PRC's leading satellite distance learning services group, today reported a robust set of financial results for the financial year ended December 31, 2004 ("FY2004).

Mr. Ron Chan, CEO of ChinaCast said: "We are pleased to announce that ChinaCast has consistently delivered good results since listing in May last year. Our strong profit growth and consistent performance is the result of a profit-driven, capital efficient business model coupled with focus in high growth target markets, such as the education and enterprise service sectors.

Our University Distance Learning Services segment has performed well, with the total number of students enrolled increasing by almost 75% to hit 82,000 at the year end.

We have also successfully entered into the Enterprise Networking Services sector, giving us another high growth market segment to broaden our customer base. We have commercially launched our first enterprise customer, Taikang Life Insurance, and have signed a JV agreement with Hunan Post to design, build and operate a communication network for over 5,000 post offices in Hunan and adjacent provinces."

Financial Review

The sum of the proforma revenue of the Group and that of ChinaCast Co., Ltd and ChinaCast Li Xiang Co., Ltd (collectively known as the "Satellite Operating Entities" or "SOE"), amounted to RMB 141.0 million, representing an increase of 14.4% compared to the corresponding period in the previous year.

This increase in combined revenue is largely due to a jump in revenue from the SOE for its University Distance Learning Services, which increased to RMB 56.4 million in FY2004 from RMB 37.6 million in FY2003. This is mainly due to the increase in number of universities which has signed up for the service which resulted in the increase in student enrollment.

"In addition to the existing eight universities which are generating revenue for the Group, two more universities have signed up and are in the student enrollment phase," added Mr. Chan. Total students enrolled for university distance education increased by 75% to hit 82,000 for FY2004 as compared to 47,000 in the previous

corresponding period.

Profit before income tax ("PBT") increased 15% to RMB 50.7 million for FY2004 from RMB 44.1 million in the previous corresponding period. ChinaCast's increase in PBT was largely due to the service fee of RMB 32.7 million it received from the SOE in FY2004.

Correspondingly, net profit increased 30.1% to RMB 41.0 million in FY2004, from RMB 31.5 million in the previous corresponding period.

The Group's selling expenses dropped considerably from RMB 2.6 million in FY2003 to RMB 1.6 million in FY2004 as the Group reduced the resources allocated to the development of the K-12 Distance Learning and Educational Content Solutions segment.

Net cash balance increased by RMB 217.9 million to RMB 328.6 million for FY2004 as compared to RMB 110.7 million in FY2003.

University, Higher Education Segment to Drive Growth; Enterprise Networking Business Progressing Well

In addition to the continued strong growth of the PRC University Distance Learning segment, ChinaCast also signed cooperation agreements with strategic international business schools expanding into the PRC education sector. Memorandum of Understandings ("MOUs") were recently signed with the University of Maryland's Robert H. Smith School of Business ("The Smith School") and the Canadian Institute of Business and Technology ("CIBT"), to deliver degree and non-degree business courses to the PRC executive education market. "We are also in the midst of negotiations with other Universities and academic institutions for partnership opportunities that will further enhance our market positioning in the education services sector within the PRC," commented Mr. Chan.

The Group's Enterprise Networking Services segment business, which was launched in late 2004, is also progressing well. Its first major blue chip customer, Taikang Life Insurance, is now in commercial operation and is providing corporate training and communications to over 150 office locations throughout the PRC to over 160,000 employees using ChinaCast's satellite broadband enterprise networking services.

ChinaCast also recently announced the signing of a strategic tie-up with Hunan Post. ChinaCast Li Xiang Co., Ltd, entered into a JV agreement to build and operate a two-way satellite broadband network to over 5,000 post offices in Hunan and adjacent provinces over the next three years.

The Group is also in the progress of expanding their Satellite Network Operations Center in Beijing and taking delivery of their new DirecWay satellite hub upgrade to enable two-way broadband satellite services. This major upgrade to ChinaCast's nationwide satellite broadband platform should be able to accommodate expected network traffic growth for the next five years.

Mr. Chan added: "One of our key objectives after our IPO in 2004 was to establish our Enterprise Network Services segment to expand the company into new target markets. We are quite confident that the Enterprise segment will be a strong contributor to the growth of the company and are currently ramping up our sales, marketing and customer support to meet market demands."

Prospects for FY2005 and beyond

As part of the PRC government's education development strategy, the Ministry of Education has issued distance learning licenses to over 68 universities to offer degree programs to off-campus students. Many universities are in the process of planning and launching distance learning initiatives in the near future. In addition, in the primary, secondary and high school education segment, over 660,000 elementary and high schools and more than 10 million teachers and principals in China are expected to require continuous education skills training.

Mr Chan said: "E-Learning services will be integral to the delivery of these education services and our company is at the forefront of this market. Going forward, we are in a good position to capitalise on the growth potential of our leading position in the PRC distance learning sector as well as become a leading player in the enterprise networking services segment. In addition, we are actively pursuing several key M&A initiatives in both sectors with strategic PRC and international players to accelerate our corporate growth. Barring any unforeseen circumstances, the Directors of the Group are confident of the continuing growth and profitability of the Group."

About ChinaCast

Established in 1999 and headquartered in Beijing, ChinaCast provides satellite-based broadband solutions to educational institutions, government agencies, Fortune 500 enterprises and multinational companies throughout China and is today PRC's leading satellite distance learning services group.

ChinaCast offers its Education and Training solutions to universities and primary and middle schools (K-12). These services include broadband satellite network services, interactive distance learning applications, multimedia education content, educational portals, as well as IT certification and management training courses.

ChinaCast's Enterprise Networking solutions are targeted at large corporations, government agencies and multinational companies that require data, video and voice communications between their head office and branch offices throughout China. ChinaCast offers cost-effective and reliable network services on a full turnkey basis including network design, systems integration, network management and maintenance.

Key strategic shareholders include Hughes Network Systems (USA), Intel Capital (USA), SuneVision (HK) and Technology Venture Holdings (HK). ChinaCast went public on the Singapore Exchange on May 14, 2004.

ISSUED ON BEHALF OF	:	ChinaCast Communication Holdings Limited	
BY	:	Citigate Dewe Rogerson, i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616	
CONTACT	:	Ms Dolores Phua / Ms Lisa Heng at telephone	
DURING OFFICE HOURS	:	6534-5122	(Office)
AFTER OFFICE HOURS	:	9750-8237 / 9781-3924	(Handphone)
EMAIL	:	dolores.phua@citigatedrimage.com lisa.heng@citigatedrimage.com	

028/05/002/CCH

February 22, 2005